(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 Commission File Number: 0-21403 NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Voxware, Inc.

_____________________________________________________________________________________________

Full name of registrant

_____________________________________________________________________________________________

Former name if applicable

168 Franklin Corner Road

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Address of principal executive office (Street and number)

Lawrenceville, New Jersey 08648

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City, state and zip code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Voxware, Inc. (the “Company”) is unable to timely file its Annual Report on Form 10-K for the Year Ended June 30, 2004 (the “Form 10-K”) without unreasonable effort or expense because of recent and various executive management changes, including the hiring of a new Chief Financial Officer on June 21, 2004 combined with the Company appointing a new independent registered public accounting firm on April 23, 2004 (refer to Form 8-K filed April 27, 2004). The Form 10-K is currently being prepared and will be filed no later than the 15th calendar day following the prescribed due date of the Form 10-K.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul Commons ____________________________________ (Name)	(609) _____________________ (Area Code)	514-4100 ________________________________ (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Exhibit A attached hereto and forming a part hereof.

Voxware, Inc.

_____________________________________________________________________________________________

             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2004	By:	/s/ Paul Commons
	Name:	Paul Commons
	Title:	Vice President and Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities and Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

EXHIBIT A

PART IV

OTHER INFORMATION

(3) For the twelve months ended June 30, 2004, the Company expects to report that it had revenue of approximately $11,300,000, an increase of $2,908,000 from revenue of $8,392,000 in the comparable period last year. The Company also expects to report that, for the twelve months ended June 30, 2004, it had a net loss of approximately $10,242,000 an increase of approximately $7,854,000 from the net loss of approximately $2,388,000 in the comparable period last year. Net loss per share applicable to common shareholders for the twelve months ended June 30, 2004 is expected to be not more than $(0.34) per share compared to net loss per share of $(0.31) for the comparable period last year.